Exhibit 4.3

AMENDMENT NO. 1
TO
HUDSON HOLDING CORPORATION
2007 LONG-TERM INCENTIVE COMPENSATION PLAN

Pursuant to Section 11.1 of the 2007 Long-Term Incentive Compensation Plan (the “Plan”) of Hudson Holding Corporation (the “Company”), the Board of Directors of the Company has duly adopted a resolution, ratified by the majority of the stockholders of the Company, approving this Amendment No. 1 to the Plan to increase the total number of shares of common stock, par value $.001 per share, of the Company (the “Common Stock”) reserved and available for issuance under the Plan as follows:

Section 1.3 of the Plan is hereby amended to read in its entirety as follows:

“Section 1.3 Shares subject to the Plan. Subject to the limitations set forth in the Plan, Awards may be made under this Plan for a total of 22,000,000 shares of the Company’s common stock, par value $.001 per share (the “Common Stock”).”

All other terms and provisions of the Plan shall remain unchanged and in full force and effect as written.

A majority in voting interest of stockholders of the Company duly approved this Amendment No. 1 to the Plan by written consent.

IN WITNESS WHEREOF, this Amendment No. 1 is made effective this 4th day of March, 2008.

HUDSON HOLDING CORPORATION

By:	/s/ Martin C. Cunningham
Name: Martin C. Cunningham
Title: Chairman and Chief Executive Officer